# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Inspirato Inc, CIK 0001820566
CUSIP: 45791E206
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 1544 WAZEE STREET, DENVER, Colorado (CO), 80202
Date of event which requires filing of this statement: 07/29/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0002014854
Persons authorized to receive notices and communications: RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Stoney Lonesome HF LP (CIK 0002014854): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 728,122; sole dispositive power 0; shared dispositive power 728,122; aggregate amount beneficially owned 728,122 (5.8% of the class)
- COGHILL CAPITAL MANAGEMENT LLC (CIK 0001162675): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 728,122; sole dispositive power 0; shared dispositive power 728,122; aggregate amount beneficially owned 728,122 (5.8% of the class)
- Drake Helix Holdings, LLC (CIK 0002077865): type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 36,000; sole dispositive power 0; shared dispositive power 36,000; aggregate amount beneficially owned 36,000 (0.3% of the class)
- CDC Financial, Inc. (CIK 0002077836): type of reporting person: corporation (CO); citizenship or place of organization: Illinois (IL); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 764,122; sole dispositive power 0; shared dispositive power 764,122; aggregate amount beneficially owned 764,122 (6.1% of the class)
- COGHILL CLINT D (CIK 0001235155): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 764,122; sole dispositive power 0; shared dispositive power 764,122; aggregate amount beneficially owned 764,122 (6.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Name of issuer: Inspirato Inc
Address of issuer's principal executive offices: 1544 WAZEE STREET, DENVER, Colorado (CO), 80202

## Item 2. Identity and Background
Name of person filing:
This statement is filed by:

(i) Stoney Lonesome HF LP, a Delaware limited partnership ("Stoney Lonesome"), with respect to the shares of Class A Common Stock, $0.0001 par value per share, of the Issuer (the "Shares") directly and beneficially owned by it;

(ii) Coghill Capital Management, LLC, a Delaware limited liability company ("CCM"), as the general partner of Stoney Lonesome;

(iii) The Drake Helix Holdings, LLC, a Wyoming limited liability company ("Drake Helix"), with respect to the Shares directly and beneficially owned by it;

(iv) CDC Financial, Inc., an Illinois corporation ("CDC Financial"), as the managing member of each of CCM and Drake Helix; and

(v) Clint D. Coghill, as the President and sole shareholder of CDC Financial.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Exhibit 1 is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of CDC Financial. To the best of the Reporting Persons' knowledge, except as otherwise set forth herein, none of the persons listed on Exhibit 1 beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.
Residence or business address: The principal business address of each of the Reporting Persons is 222 S Riverside Plaza, 15th Floor, Chicago, Illinois 60606.
Present principal occupation or employment: The principal business of each of Stoney Lonesome and Drake Helix is investing in securities. The principal business of CCM is serving as the general partner of Stoney Lonesome. The principal business of CDC Financial is serving as the managing member of each of CCM and Drake Helix. The principal occupation of Mr. Coghill is serving as the President and sole shareholder of CDC Financial.
Criminal convictions in the last five years: No Reporting Person, nor any person listed on Exhibit 1, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person, nor any person listed on Exhibit 1, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of Stoney Lonesome and CCM is organized under the laws of the State of Delaware. Drake Helix is organized under the laws of the State of Wyoming. CDC Financial is organized under the laws of the State of Illinois. Mr. Coghill is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Shares purchased by Stoney Lonesome and Drake Helix were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 728,122 Shares directly owned by Stoney Lonesome is approximately $3,635,744, including brokerage commissions. The aggregate purchase price of the 36,000 Shares directly owned by Drake Helix is approximately $121,947, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons believe that the Issuer's proposed reverse merger (the "Proposed Merger") with Buyerlink Inc. ("Buyerlink") is not in the best interests of the Issuer's stockholders other than the Issuer's Chairman and CEO Payam Zamani, who also happens to be the Founder and CEO of Buyerlink and stands to receive a substantial payout in connection with and following the Proposed Merger at the expense of the Issuer's minority stockholders. Accordingly, the Reporting Persons currently intend to vote against the approval of the Proposed Merger. The Reporting Persons have engaged, and intend to continue to engage, in discussions with management and the Board of Directors (the "Board") of the Issuer (including the Special Committee thereof), stockholders and other third parties regarding the Proposed Merger and the Reporting Persons' opposition thereto.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future engage in additional communications with management, the Board and their advisors, engage in additional discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons' investment, make proposals to the Issuer concerning changes to the capitalization or operations of the Issuer, purchase additional securities of the Issuer, sell some or all of such securities, enter into financial instruments or other agreements that increase or decrease the Reporting Persons' economic or beneficial exposure with respect to their investment in the Issuer, or engage in short selling of or any hedging or similar transaction with respect to the securities of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported owned by each person named herein is based on 12,453,572 Shares outstanding as of June 25, 2025, which is the total number of Shares outstanding as disclosed in Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 26, 2025.

As of the date hereof, Stoney Lonesome directly beneficially owned 728,122 Shares, constituting approximately 5.8% of the Shares outstanding. CCM, as the general partner of Stoney Lonesome, may be deemed the beneficial owner of the 728,122 Shares directly owned by Stoney Lonesome, constituting approximately 5.8% of the Shares outstanding.

As of the date hereof, Drake Helix directly beneficially owned 36,000 Shares, constituting approximately 0.3% of the Shares outstanding.

CDC Financial, as the managing member of each of CCM and Drake Helix, may be deemed the beneficial owner of the (i) 728,122 Shares directly owned by Stoney Lonesome and (ii) 36,000 Shares directly owned by Drake Helix, constituting approximately 6.1% of the Shares outstanding. Mr. Coghill, as the President and sole shareholder of CDC Financial, may be deemed the beneficial owner of the (i) 728,122 Shares directly owned by Stoney Lonesome and (ii) 36,000 Shares directly owned by Drake Helix, constituting approximately 6.1% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of Stoney Lonesome, CCM, CDC Financial and Mr. Coghill may be deemed to share the power to vote and dispose of the Shares directly owned by Stoney Lonesome. Each of Drake Helix, CDC Financial and Mr. Coghill may be deemed to share the power to vote and dispose of the Shares directly owned by Drake Helix.
Transactions in the class effected during the past sixty days: The transactions in securities of the Issuer by the Reporting Persons during the past 60 days are set forth in Exhibit 2 and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted therein.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On August 4, 2025, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 - Directors and Officers.

2 - Transactions in Securities.

99.1 - Joint Filing Agreement, dated August 4, 2025.

## Signatures
- Stoney Lonesome HF LP: /s/ Clint D. Coghill, Clint D. Coghill, President and sole shareholder of the managing member of its general partner (08/04/2025)
- COGHILL CAPITAL MANAGEMENT LLC: /s/ Clint D. Coghill, Clint D. Coghill, President and sole shareholder of its managing member (08/04/2025)
- Drake Helix Holdings, LLC: /s/ Clint D. Coghill, Clint D. Coghill, President and sole shareholder of its managing member (08/04/2025)
- CDC Financial, Inc.: /s/ Clint D. Coghill, Clint D. Coghill, President and sole shareholder (08/04/2025)
- COGHILL CLINT D: /s/ Clint D. Coghill, Clint D. Coghill (08/04/2025)